T. Rowe Price International Funds, Inc.

T. Rowe Price U.S. Equity Research Fund, Inc.

T. Rowe Price Investment Services, Inc., principal underwriter

100 East Pratt Street

Baltimore, Maryland 21202

September 10, 2019

VIA EDGAR

Mindy Rotter and Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc.

  File No. 333-232959

T. Rowe Price U.S. Equity Research Fund, Inc.

  File No. 333-232953

(collectively with know as the “Registrants”)

Registration Statement on Form N-14

Pre-Effective Amendment No. 1

Dear Ms. Rotter and Mr. Sutcliffe:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrants, on behalf of the Acquiring Funds (each as defined below), requests acceleration of the effective date of Pre-Effective Amendment No. 1 to their Registration Statement on Form N-14 (Accession Nos. 0000313212-19-000123 and 0000931151-19-000013) (the “Amendment”) so that the Amendment is declared effective on Wednesday, September 11, 2019, or as soon as practicable thereafter. The Amendment relates to the following reorganizations:

Target Funds	Acquiring Funds
T. Rowe Price Institutional Global Focused Growth Equity Fund, series of T. Rowe Price Institutional International Funds, Inc.	T. Rowe Price Global Stock Fund, series of T. Rowe Price International Funds, Inc.
T. Rowe Price Institutional Global Growth Equity Fund, series of T. Rowe Price Institutional International Funds, Inc.	T. Rowe Price Global Growth Stock Fund, series of T. Rowe Price International Funds, Inc.

Target Funds	Acquiring Funds
T. Rowe Price Institutional U.S. Structured Research Fund, series of T. Rowe Price Institutional Equity Funds, Inc.	T. Rowe Price U.S. Equity Research Fund, series of T. Rowe Price U.S. Equity Research Fund, Inc.

We request that we be notified of such effectiveness by a telephone call to Vicki Horwitz at 410-577-5024 of T. Rowe Price Associates, Inc., and that such effectiveness also be confirmed in writing.

Very truly yours,

T. Rowe Price International Funds, Inc., on behalf of

T. Rowe Price Global Stock Fund

T. Rowe Price Global Growth Stock Fund

T. Rowe Price Institutional International Funds, Inc., on behalf of

T. Rowe Price Institutional Global Focused Growth Equity Fund

T. Rowe Price Institutional Global Growth Equity Fund

T. Rowe Price U.S. Equity Research Fund, Inc., on behalf of

T. Rowe Price U.S. Equity Research Fund

T. Rowe Price Institutional Equity Funds, Inc., on behalf of

T. Rowe Price Institutional U.S. Structured Research Fund

By: /s/David Oestreicher

Name: David Oestreicher

Title: Director, Principal Executive Officer, and Executive Vice President

T. Rowe Price Investment Services, Inc., principal underwriter

By: /s/Darrell Braman

Name: Darrell Braman

Title: Vice President